Filed by The Manitowoc Company, Inc. Pursuant to Rule 425

                                 Under the Securities Act of 1933

                          and Deemed Filed Pursuant to Rule 14a-6

                        Under the Securities Exchange Act of 1934



                          Subject Company:  Grove Worldwide, Inc.

                                   Commission File No.: 333-57609





This filing relates to a planned merger (the "Merger") between

The Manitowoc Company, Inc. ("MTW") and Grove Worldwide, Inc.

("Grove") pursuant to the terms of an Agreement and Plan of

Merger, dated as of March 18, 2002 (the "Merger Agreement"), by and among MTW, Giraffe Acquisition, Inc. and Grove.  The Merger

Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, to be filed by

MTW on March 21, 2002, and is incorporated by reference into this filing.



On March 18, 2002, MTW issued the following press release.







NEWS FOR IMMEDIATE RELEASE





        THE MANITOWOC COMPANY TO ACQUIRE GROVE WORLDWIDE,

             EXPANDING ITS CRANE INDUSTRY LEADERSHIP



        Acquisition valued at approximately $270 million;

     Expands Manitowoc leadership position in crane industry





MANITOWOC, WI - March 18, 2002 - The Manitowoc Company, Inc.

(NYSE: MTW), the leading worldwide manufacturer of high-capacity,

lattice-boom crawler cranes and tower cranes, announced today that it has executed a definitive agreement to acquire Grove

Worldwide, a leading manufacturer of mobile hydraulic cranes and truck-mounted cranes.  The acquisition, valued at approximately

$270 million, will be funded by a combination of cash and

approximately two million shares of Manitowoc common stock based on current market prices.



"Grove enhances our market-leading positions, represents a strong growth opportunity for our crane segment, and fills a product void by adding mobile cranes to our product offering.  Equally important, we now can provide equipment and lifting solutions for virtually any construction application." said Terry D. Growcock,

Manitowoc's president and chief executive officer.  "The addition of Grove confirms Manitowoc as the leading producer of lifting equipment world-wide."



Founded in 1947, Grove has an extensive product line including 30 crane models and 8 aerial work platforms, with lifting capacity from 8 tons to 550 tons.  Grove is considered a technology leader with a long history of product innovations and patents and has sold more than 55,000 cranes worldwide.  The company employs approximately 2,500 people, operates four manufacturing

facilities in North America and Europe, and sells into more than

50 countries through distribution subsidiaries or agents.  In fiscal 2001, Grove reported revenues of more than $700 million.



                            - more -

THE MANITOWOC COMPANY TO ACQUIRE GROVE WORLDWIDE / 2





"In addition to its strategic value, this acquisition is well within our financial requirements in terms of earnings and EVA,"

said Glen E. Tellock, Manitowoc's senior vice president and chief financial officer.  "We expect Grove to be neutral to earnings in

2002.  However, based on modest revenue increases, along with the many synergies we have identified between Manitowoc and Grove, we expect the acquisition to be accretive to earnings in 2003 of

$0.20 to $0.30 per diluted share.  Equally important, we expect the transaction to be EVA positive within the next 18 to 24

months."



"The Grove acquisition, combined with last year's acquisition of

Potain, the worldwide leader in tower cranes, gives Manitowoc the broadest product line in the business," said Rob Giebel,

president of Manitowoc's Crane Group.  "We now have access to a mobile telescopic crane market worth an estimated $3 billion worldwide, and we're pleased to offer our customers a complete line of crane products from three world-class brands."



In the transaction, Manitowoc will issue shares of common stock to Grove shareholders and will assume or retire all of Grove's existing debt.  Deutsche Banc Alex. Brown, who advised Manitowoc in the transaction, has provided a financing commitment to

Manitowoc.  The transaction is subject to a number of conditions,

including Grove shareholder approval and regulatory approvals.



Grove emerged from Chapter 11 reorganization in September 2001.

Former creditors of Grove received substantially all of the stock ownership of the new Grove.  Salomon Smith Barney advised Grove in the negotiations with Manitowoc.



CONFERENCE CALL INFORMATION

The Manitowoc Company will host a conference call today, March

18, at 6:00 p.m., Eastern Time. The call will also be broadcast live, via the Internet, at Manitowoc's Web site:

http://www.manitowoc.com.



ABOUT GROVE WORLDWIDE

Grove Worldwide is a leading provider of mobile hydraulic cranes,

truck mounted cranes and aerial work platforms for the global market.  The company's products are used in a wide variety of applications by commercial and residential building contractors as well as by industrial, municipal, and military end users.

Grove's products are marketed to independent equipment rental companies and directly to end users under the brand names Grove

Crane, Grove Manlift, and National Crane.  Grove products are sold in more than 50 countries.



ABOUT THE MANITOWOC COMPANY

The Manitowoc Company, Inc. is a leading producer of lattice-boom cranes, tower cranes, boom trucks, and related products for the construction industry.  It is also a leading manufacturer of ice-

cube machines, ice/beverage dispensers, and commercial

refrigeration equipment for the foodservice industry, and is the leading provider of ship repair, conversion, and new-construction services for the Great Lakes maritime industry.



                            - more -

THE MANITOWOC COMPANY TO ACQUIRE GROVE WORLDWIDE / 3





FORWARD-LOOKING STATEMENTS

Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Potential factors could cause actual results to differ materially from those expressed or implied by such

statements. These statements and potential factors include, but are not limited to, those relating to:

* Manitowoc's anticipated revenue gains, margin improvements, and cost savings,

* new crane product introductions,

* foreign currency fluctuations,

* the risks associated with growth,

* geographic factors and political and economic risks,

* added financial leverage resulting from the Grove acquisition,

* actions of Manitowoc and Grove  competitors,

* changes in economic or industry conditions generally or in the markets served by Manitowoc and Grove  companies, and

* the ability to complete and appropriately integrate the Grove acquisition as well as other acquisitions, strategic alliances,

 and joint ventures.



Information on the potential factors that could affect the

company's actual results of operations is included in its filings with the Securities and Exchange Commission, including but not limited to its Annual Report on Form 10-K for the fiscal year ended December 31, 2000.





ADDITIONAL INFORMATION

Shareholders of Grove and other prospective investors are urged to read the prospectus which will be filed by The Manitowoc

Company, Inc. in the future with the Securities and Exchange

Commission.  After the prospectus is filed, interested persons will be able to obtain it free at the Securities and Exchange

Commission's website, which is located at www.sec.gov.  When the prospectus is finalized, it will be mailed, together with a proxy statement, to Grove shareholders, and copies will be available free from The Manitowoc Company.





COMPANY CONTACT:

Glen E. Tellock

Senior Vice President

& Chief Financial Officer

920-683-8122

The following is the text of a message sent by MTW to MTW

shareholders on March 19, 2002.







March 19, 2002







Dear Stakeholder;



Attached is a press release that has some very exciting news for all of us.  The Manitowoc Company has begun discussions regarding the potential acquisition of Grove Worldwide.



Grove is a US-based company with approximately 2,500 employees and is headquartered in Shady Grove, Pennsylvania.  Grove

operates four manufacturing facilities in North America and

Europe.  They are a leading manufacturer of mobile hydraulic cranes and truck-mounted cranes.  Grove's products are marketed under the brand names Grove Crane, Grove Manlift, and National

Crane; and are sold in more than 50 countries. This acquisition would combine three of the leading brands (Manitowoc, Potain and

Grove) and give us the broadest product line in the industry.



Over the next few months, we hope to complete the necessary

approval and regulatory reviews that can make this transaction a reality.  I will try to keep you informed of the progress of this effort.



When great companies come together, great things can happen.

Thanks for your continued support.  For the latest information you can get updates from the Manitowoc Cranes website at

http://manitowoccranes.com.



Sincerely,



THE MANITOWOC CRANE GROUP







Rob Giebel

President





Interested parties are urged to read the prospectus which will be filed by The Manitowoc Company, Inc. in the future with the

Securities and Exchange Commission.  After the prospectus is filed, interested persons will be able to obtain it free at the

Securities and Exchange Commission's website, which is located at

www.sec.gov.  When the prospectus is finalized, it will be

mailed, together with a proxy statement, to Grove shareholders,

and copies will be available free from The Manitowoc Company.

The following is a transcription of an investor telephone

conference held on March 18, 2002 by Terry Growcock, President and Chief Executive Officer, Glen Tellock, Senior Vice President

and Chief Financial Officer, and Rob Giebel, President of the

Crane Group concerning the Merger:



Interested parties are urged to read the prospectus which will be filed by The Manitowoc Company, Inc. in the future with the

Securities and Exchange Commission.  After the prospectus is filed, interested persons will be able to obtain it free at the

Securities and Exchange Commission's website, which is located at

www.sec.gov.  When the prospectus is finalized, it will be

mailed, together with a proxy statement, to Grove shareholders,

and copies will be available free from The Manitowoc Company.





                     MANITOWOC COMPANY, INC.



                     MODERATOR:  STEVE KHAIL

                         MARCH 18, 2002

                           5:00 PM CT







Operator:  Good day everyone and welcome to this Manitowoc

     Company Conference Call.  Today's call is being recorded.

     At this time for opening remarks and introductions I would like to turn the call over to Mr. Steve Khail.  Please go

     ahead sir.



Steve Khail:   Good afternoon everyone and thank you for joining

     us on such short notice.  As you read in our press release

     Manitowoc has signed a definitive agreement to acquire Grove

     Worldwide.  This is a very strategic move to round out the product line in our crane segment.  With me today is Terry

     Growcock, our President and Chief Executive Officer and Glen

     Tellock, Senior Vice President and Chief Financial Officer.

     Rob Giebel, President of our Crane Group is also here to

     help answer your questions later in the call.



     Terry and Glen will give you an overview of this exciting

     opportunity and will provide more detail on Grove's products and operations.  Following that we'll open the call to your questions.



     If any of you are not able to stay on the line for the

     entire conference call you can access a replay of the call beginning at 9 pm Eastern time this evening until 1 am

     Eastern time March 26.  The number to dial for the replay is area code 719-457-0820.  Please use 505702 as your pass

     code.  You can also hear a replay of the call by visiting

     our Web site at www.manitowoc.com.



     Before I turn the call over to Terry I would like to review our Safe Harbor Statement.  During the course of today's

     call forward-looking statements as defined in the Private

     Securities Litigation Reform Act of 1995 may be made during the speakers' remarks and during our question and answer

     session.



     Such comments are based on the company's assessment of its market and other factors that affect our business.  Actual results could differ materially from any implied projections due to one or more of the factors as explained in

     Manitowoc's filings with the Securities and Exchange

     Commission including but not limited to the company's annual report in Form 10K for the year ended December 31, 2000.



     With that, I'd now like to turn the call over to Terry

     Growcock.



Terry Growcock:     Thank you, Steve, and good afternoon

     everyone.  This is an exciting time for the Manitowoc

     Company.  The opportunity to acquire one of the leading

     mobile crane manufacturers is of great strategic importance to our business.



     The combination of Grove Worldwide and the Manitowoc Company is good for our customers, our shareholders and the industry as a whole.  As you may know, Manitowoc follows a very

     specific set of criteria when evaluating acquisitions.

     Companies that we acquire must have the following

     characteristics:

     They must be market leaders or enhance our current market

     positions.  Their products must bolt on to our current

     operations and/or must fill voids in our product lines or

     geographic markets.  And they must be accretive to earnings within two years and EBA positive within three years.



     Grove meets each of these criteria.  First, Grove Worldwide is the global leader in the hydraulic crane industry,

     specifically all terrain and rough terrain mobile cranes.

     Manitowoc does not offer these types of cranes so Grove

     fills an obvious product void for us.



     Importantly, Grove enhances our position as a worldwide

     market leader in cranes.  We're now number one in the three major crane categories -- crawler cranes, tower cranes and now mobile cranes.  As a result of this acquisition we can offer our customers equipment and lifting solutions for

     virtually any construction application.



     In addition, as we stated in our release, we expect Grove to be accretive to earnings by 2003 and EBA positive within the next 18 to 24 months.  I'll let Glen give more detail on

     that in a moment.



     Finally, I'd like to point out that Grove has strong

     functional operational and marketing synergies with the

     Manitowoc crane segment.  Combining the two companies under the Manitowoc umbrella allows us to capitalize on the

     systems, technology and manufacturing expertise of the two organizations and it creates a natural synergy between each company's distribution and service network around the world.



     You may be wondering how this acquisition will change the

     balance of our three businesses.  With the acquisition of

     Grove a greater majority of our revenues will come from our crane business followed by food service and marine.



     We'd like to emphasize as we've said before that we cannot time acquisitions or predict when strategic opportunities

     will arise.  Instead we continually evaluate companies that fit our discipline criteria and when we find such

     opportunities at the right price we act on them.



     We are committed to our three businesses and the strength of our diversified business model.



     In summary, we are excited about what Grove will mean for

     our company, particularly the crane business and we look

     forward to welcoming Grove's employees into the Manitowoc

     family in the near future.



     Now Glen will give you more details on this acquisition.

     Glen.



Glen Tellock:  Thank you, Terry.  Good afternoon.  I'd like to reiterate that this potential acquisition makes strategic

     sense for Manitowoc operationally as well as financially.

     It strongly positions us within a portion of the crane market where Manitowoc has not had a presence and it expands our manufacturing base overseas.



     Grove is the leader in the hydraulic mobile crane industry.

     The company manufacturers a complete line of mobile

     hydraulic cranes and truck mounted cranes under the brand

     named Grove Crane, Grove Manlift and National Crane.



     For the company's 2001 fiscal year, which ended September

     30, 2001, Grove Worldwide generated revenues of more than

     $700 million and adjusted EBITDA of $41 million.  Grove

     Crane represented 78% of total revenue and Grove Manlift and

     National Crane each represented approximately 11%.



     More than 53% of Grove's fiscal 2001 revenues came from

     North America and 40% came from Europe.  The company also

     has a small presence in Latin America and Asia.  Grove's

     facilities are located in Shady Grove, Pennsylvania;

     Waverly, Nebraska; Tonneins and Cergy, France;

     Wilhelmshaven, Germany; and Sunderland, UK.



     As you may know, Grove recently emerged from Chapter 11.

     The company entered Chapter 11 last year to reduce debt

     associated with the leveraged buyout transaction with its

     prior owners.  Grove emerged from bankruptcy with a capital structure designed to ensure sufficient cash availability to fund future operations and new growth initiatives.

     Today Grove is a stronger company and is better able to

     compete in the worldwide market.



     Grove has also streamlined its manufacturing processes,

     rationalized its product lines, accelerated new product

     introductions, reduced headcount and SG&A expenses and

     invested in new enterprise business systems.  The result is a market leader that is efficient, competitive and

     profitable.



     As mentioned in our press release about synergies, we expect this proposed acquisition to be neutral to our 2002

     earnings.  We also expect growth to be EBA positive within the next 18 to 24 months.  Importantly, we have identified certain synergies between Manitowoc and Grove including

     administration, marketing and distribution, product support and service, manufacturing, engineering development and

     purchasing leverage.



     In 2003 the value of these synergies along with the normal earnings contribution should make the transaction accretive to 2003s earnings per share in a range of 20 to 30 cents.



     This transaction is valued at approximately $270 million and will be funded by a combination of cash and stock.  We will issue Manitowoc stock with a value of approximately $71

     million at the close of the transaction with the balance

     paid in cash to retire existing Grove debt.

     The cash portion of the transaction will be funded by new or existing bank credit facilities or high yield bonds.  Our

     pro forma debt to EBITDA ratio will be 3.7 times and our

     debt to total capitalization ratio will be 68% comparable to the Potain transaction.



     We expect the transaction to close around June 30 after

     receiving regulatory approvals and the required vote of

     Grove's shareholders.  We expect to commence our integration planning immediately so the full benefits of the combination can be achieved without delay.



     To conclude, the Grove acquisition would make Manitowoc

     among the world-leading producer of lattice boom crawler

     cranes, tower cranes, mobile telescopic cranes and boom

     trucks.  After the transaction has closed we will provide

     additional financial guidance.



     We would now like to open the call for your questions.



Operator: Thank you.  Today's question and answer session will be conducted electronically.  To ask a question, please press star one at this time.  We will take as many questions as

     time permits and proceed in the order that you signal us.

     Once again, please press star one to ask a question.  And

     we'll pause a moment to assemble the roster.



     And our first question will come from John McGinty of CS

     First Boston.

John McGinty:  Good after -- good evening, guys.  How are you



Man: Great, John.



John McGinty:  Good.  I wondered if I could just make sure I understood.  You're paying 70 million in cash -- 71 million in stock and 199 million or call it 200 million to make the math simple in cash.  Are you assuming any debt as well



Glen Tellock:  There is a little bit that they have in Europe but it's a small portion of it.  The rest will be retired.



John McGinty:  So, I mean, essentially like under five or ten million, I mean, a peanut or



Glen Tellock:  Yeah, it's about 10 to 13 million.



John McGinty:  10 to 13 million, okay.  And when you're looking at 20 to 30 cents in accretion in 03, could you kind of give us how much of that is synergies versus how much of that is just, you know, the natural increase in the business



Glen Tellock:  The natural increase in the business is probably anywhere from five to ten cents of that and the rest would be the synergies.



John McGinty:  Okay.  And since you're -- these are ongoing, is there some carry over into 04 In other words, I assume if you get, you know, what -- 20 to 25 cents in synergies in 03

     I assume that's not a full rate.  That's probably just what you would achieve in 03.  There's probably some carry over into 04.



Glen Tellock:  Yeah.  Certainly John, as you know, we're looking at anywhere out from 18 to 24 months.  And as I said, you

     know, the transaction closing into at June 30 is the

     expectation, we're certainly going to take a lot of that

     into 2003.



John McGinty:  Okay.  And final question -- I'll get back in queue -- with regard to the, what I guess their National

     Crane and your Boom Truck, is there anything with regard to the Justice Department that's an issue on that because

     that's the only possible carry over if you're looking at it from a first blush.



Glen Tellock:  We don't anticipate any regulatory challenges on that.



John McGinty:  Okay, great.  Congratulations.



Glen Tellock:  Thanks.  I did want to follow up, John, with your question on the $200 million in debt.  That is inclusive of anything we would assume.



John McGinty:  Oh that does include it, okay.

Glen Tellock:  Yes.



John McGinty:  Okay, great.  Thank you.



Operator: And our next question will come from Robert McCarthy of

     RW Baird.



Robert McCarthy:    Good afternoon, guys.



Man: Hi Rob.



Robert McCarthy:    Congratulations, very interesting strategic

     deal.  Glen, what are you assuming for revenue growth in

     this business in 03



Glen Tellock:  In 03.



Robert McCarthy:    Yeah.



Glen Tellock:  We have I think it's like 3 to 5%.  It's very modest.



Robert McCarthy:    And the business at around 700 million in the

     September 01 year would have been down how much from prior year



Glen Tellock:  It was down about 15% from 2000 but our

     projections for 2002 are down about another 13 to 15%.

Robert McCarthy:    Okay.  That helps put the_



Glen Tellock:  And the majority of that, yeah really is coming from Manlift, which because of that product rationalization,

     we have that coming off almost 50%.



Robert McCarthy:    Okay.



Glen Tellock:  Actually it's about 40%.



Robert McCarthy:    All right.  And same question basically --

     you said that adjusted EBITDA in that year of 41 million,

     that would compare to what prior year



Glen Tellock:  It was about oh 46, 47 million in 2000.



Robert McCarthy:    Okay.  And are there still in that 41 run

     rate, are there still unrealized benefits from the work that they've been doing



Glen Tellock:  Yeah.  We made -- there are.  There are certainly a lot of things that they were doing.  The projections that they have certainly came on the gross margin and operating margin line offsetting some of the volume decreases.  But we made certain not to, as we looked at the business and looked at the synergies, we certainly made it a point not to double count some of the things we could do versus what they were already doing.

Robert McCarthy:    Yeah, okay.  In our calculations what should

     -- or maybe you should tell us what you're using for an

     assumed average cost of debt.  I mean, recognizing that

     you're not sure yet, you know, what your source will be,

     what would you recommend we assume



Glen Tellock:  I don't think it's going to be substantially

     different than the current blend that we have right now.



Robert McCarthy:    Which you would put at



Glen Tellock:  Our debt probably is anywhere from 7 -- 6-1/2 to

     7%.



Robert McCarthy:    Okay.  And the 71 million in equity

     consideration, is -- how is that structured  Is that 71 with the number of shares floating based on, you know, average

     share price in some period before the deal closes or is it a fixed number of shares or



Glen Tellock:  Well it's a fixed share price and then there's a collar on the share price over trading, I think if I

     remember, ten days prior to the transaction.



Robert McCarthy:    Okay.  And so can you give us any detail on

     how you're protected there



Glen Tellock:  There's the collar that we have and, which is a

     15%.

Robert McCarthy:    In either direction



Glen Tellock:  In either direction.



Robert McCarthy:  Okay.  And I can use the 71 million, if I wan to get to a share count, I could use what



Glen Tellock:  I mean, we're looking at anywhere from it could be

     1.7 to 2.1.



Robert McCarthy:  Okay.  That will give me an idea of what

     underlying price assumption was in place.  Great.



Glen Tellock:  The underlying assumption_



Robert McCarthy:    Yeah.



Glen Tellock:  Was about 36-1/2 to $37.



Robert McCarthy:    Yeah, okay.  And more, thanks for the

     (gribble), the detail.  In terms of operating the business,

     what are your plans for, I mean, you've got two independent distribution networks that have, you know, different product focuses.  Would it be your idea to try and combine those in a fashion or maintain them as independent separate channels



Rob Giebel:    Rob, this is Rob Giebel.  The answer to that is

     yes.

Robert McCarthy:    Both.



Rob Giebel:    Both.  Depending on -- it'll be much like we did

     with Potain where we picked the best of the Potain

     distributors and the best of the Manitowoc distributors.  If we look at the North American business, which is the

     primary, the largest piece of growth_



Robert McCarthy:    Yeah.



Rob Giebel:    About half of the Grove distributors are currently

     already Manitowoc distributors.



Robert McCarthy:    Okay.



Rob Giebel:    Okay, so there's already a significant combination

     there.  And if you look outside the US our Manitowoc Potain company owned distribution in Asia is also the Grove

     distributor in Asia.  So we already share that outlet as

     well.



Robert McCarthy:    Okay.



Rob Giebel:    So you're going to see that combination throughout

     the world.  And we'll use the same process, the same

     assimilation and valuation process that we did with Potain.

Robert McCarthy:    Okay.  But for the time being there's no --

     you don't have any overlap or cross in the European market



Rob Giebel:    There is no -- there are no Manitowoc distributors

     in Europe that are also Grove distributors and there are no

     Potain distributors that are Grove distributors.



Robert McCarthy:    Okay.



Rob Giebel:    But I guess I should caution you that the European

     market for the most part is company owned distribution.



Robert McCarthy:    Sure.



Rob Giebel:    So there's where some of the synergy comes from.



Robert McCarthy:    Right, right.  Yeah.  And in terms of

     geographic split, I assume that Manlift and National Crane are predominately North American franchises.



Rob Giebel:    Yes, that's correct.



Robert McCarthy:    Would it be fair to say 90% or more of their

     revenue



Glen Tellock:  In North America



Robert McCarthy:    Yeah.

Glen Tellock:  Well actually, Boom Truck in the National Crane it would be yes and then on the Manlift they have the Delta

     product in France, which is probably maybe -- hang on a

     second -- probably 60% in France.



Robert McCarthy:    Oh, okay.



Glen Tellock:  Yeah, 40% here in the United States.



Robert McCarthy:    Okay, very good.  Okay, thanks.  I'll turn it

     over to somebody else.



Operator: And as a reminder, to ask a question please press star one at this time.  We'll take a follow up question from John

     McGinty.



John McGinty:  I have a feeling Rob and I may be the only ones

     on.



Man: Nobody else is working late.



John McGinty:  What tax rate should we assume, just the standard

     Manitowoc one



Glen Tellock:  I think consistently we have 39 to 40%.



John McGinty:  Okay.  And then you said -- and I'm sorry, I'm scrambling for numbers here -- but that the EBITDA was 41,

     right

Glen Tellock:  Right.



John McGinty:  Yeah 41.  What was the depreciation amortization

     In other words, if we just want to do EBIT of the 41, what was EBIT



Glen Tellock:  14 million of depreciation and amortization.



John McGinty:  Okay.  And does that, I mean, is that a number that stays  In other words, amortization is not a big part of that so that, in other words does that number stay going forward about 14 million



Glen Tellock:  Yes it does.



John McGinty:  Okay.  And what kind of capital spending would

     Grove need, I mean



Glen Tellock:  Well, they_



John McGinty:  Relative to that, you know.



Glen Tellock:  Relative to that probably a little bit less than depreciation on a normal run rate.



John McGinty:  Okay.

Glen Tellock:  I think it's, you know, this year the plan was to be maybe a little better than half of that and I think on a normal run rate would be just a little bit less than the 14 million.



John McGinty:  Okay.  What about working capital  You never know,

     I mean, Grove itself with a company owned store has probably at one point had working capital.  On the other hand they've just gone through a bunch of stuff.  Are you at a point now where as you look at Grove when you take it over when you

     look at getting the synergies, do you see working capital as a particularly significant source of funds or are they in

     pretty good shape there



Glen Tellock:  Well I think there's a significant opportunity there, not only at Grove but now as we put people from

     Potain in and at our own Manitowoc crane group, there is a lot of opportunity and, you know, that's one of the things that our people focus on very well from the EBA side and I think we believe there's a great opportunity there.



John McGinty:  Okay.  And in terms of the profitability of Grove,

     without getting into -- I guess, let me ask the question

     this way.  Are these three businesses all three businesses that you're interested in keeping  Clearly, two of them are ones that fit like a glove.  The other one is one where

     there has been historically in the industry there have been profit issues.  Is there any thought in your mind of maybe not keeping all three of these businesses

Glen Tellock:  Well I think right now our thoughts certainly are to keep all three.  We have the, with the properties they

     have in France they work well with our business that we have with Potain, the access and the lift (lux) business.



John McGinty:  Okay.



Glen Tellock:  You have a lifting business there that the two of them will complement each other and with a majority of it

     being in France, that's -- they've done okay with their

     Delta products.  I think the majority of the problems were the, here domestically and they really have downsized that product line and really have taken necessary steps to

     minimize, you know, the distractions in that product line

     here in the United States.



John McGinty:  Do they sell that through distribution which will have to be rationalized by (Ron) or is it something that

     goes primarily to rental companies, which is really a more manufacturing issue than a, you know, than worrying about

     distribution.



Rob Giebel:    Are we talking specifically about the_



John McGinty:  Man lift.



Rob Giebel:    The personnel lift, yeah.  Most of that business

     is a rental business.

John McGinty:  Okay.



Rob Giebel:    It's a little different in Europe as we talked

     when we did the Potain transaction with their access

     business.  The rental companies in Europe tend to generally be more fragmented and a little bit smaller.



John McGinty:  Right.  I'm not worried about the European part of it at all.



Rob Giebel:    Oh okay.  North America, yeah, it's pretty much --

     it's like the rest of the industry.  It's very heavily

     weighted towards rental.



John McGinty:  Okay and at first blush do you see with Potain and with Grove, are there opportunities for manufacturing

     rationalization in Europe



Rob Giebel:    In Europe probably not.



John McGinty:  Okay.



Rob Giebel:    Capacity is pretty high in all the facilities

     right now.



John McGinty:  Okay.  Great.  Thanks very much.

Operator: We do have another follow up from Robert McCarthy of W

     -- I'm sorry, RW Baird.



Robert McCarthy:    Thanks, John.  I'll pick it up here.  You may

     want to prepare a couple more questions.  Intangibles, how much goodwill will be associated with the purchase, if any,

     recognizing that you won't be amortizing it



Glen Tellock:  I understand.  Between 40 and $50 million.



Robert McCarthy:    Okay.  Do you all, when you look at your

     synergy opportunities in the short term, the things that

     would contribute in 03, would it be fair on my part to

     assume that purchasing's going to be your number one source of short term synergies



Glen Tellock:  Yes, that's fair.



Robert McCarthy:    Okay.  And what can you tell us about current

     market share positions in the core telescopic crane business in North America and Europe



Glen Tellock:  Hang on one second.



Robert McCarthy:    Sure.



Glen Tellock:  The market share is in the US for 2002 currently in the Grove Crane about 56%, 55% in North America. And that compares to about 45% in 2001 and then in 2000, it's about the same, 45%.



Robert McCarthy:    Okay.



Glen Tellock:  They have picked up market share.  And in the

     National side of the business, you know, as we've always

     said, National was number one and then we probably traded

     off and are now about third in that side of the business,

     so.



Robert McCarthy:    Okay.  And the Grove franchise in Europe



Glen Tellock:  I don't have those numbers.  I'll have to get to back to you on that, Rob.



Robert McCarthy:    Well I bet Rob can put it in a shoebox or a

     breadbox for us.



Rob Giebel:    Yeah.  In general the market in Europe is split

     between (Lether Demac) and Grove.  What gets a little

     complicated in Europe, Rob, is they put them in different

     buckets than we do in the US and not everybody competes in every bucket.



Robert McCarthy:    Right.



Rob Giebel:    But, and I'd have to do some analysis to give you

     a hard number but it's nothing to be embarrassed about.

Robert McCarthy:    I certainly understood that.  Okay, great.

     Thank you.



Operator: We'll move now to Keith Hogan of Eaton Vance.



Keith Hogan:   Hi.  Good evening, gentlemen.  I just have one

     quick question but I thought I'd queue up just so the equity guy knows that we fixed income people stay late too.



     You talked about synergies and you put it in an earnings per share perspective.  Could you translate it into what you

     think the EBITDA contribution will be in 03



Glen Tellock:  Yeah.  We've, when you look at -- we certainly have a large range but I think the very conservative low end of our range would be probably on the $10 million but it

     could be upwards of $25 million too.  But our real range is probably between 10 and $15 million for 03.



Keith Hogan:   Okay.



Glen Tellock:  Synergies.



Keith Hogan:   Okay.  That's the only question I have.  I'll just

     close with a comment that if you're looking to keep your

     weighted efforts cost of debt at 6-1/2 to 7%, I'm not sure we can give you that good of a rate here in the high yield market when you come to us.  Thanks.  That's it.

Man: Thank you.



Glen Tellock:  Thanks.



Operator: We'll move now to Ken Wolfe of Ares Management.



Ken Wolfe:     Hi.  I just -- could you repeat the leverage, the

     pro forma leverage number that you cited some time during

     that intro



Glen Tellock:  On the total debt to EBITDA it's about 3.7 times and the total debt to cap is about 68%.



Ken Wolfe:     Okay.  And do you foresee any issues in terms of

     the bank covenants  Are you going to have to go back to the banks to get an amendment or anything like that



Glen Tellock:  We do on the acquisition side, yes.



Ken Wolfe:     Okay.  Okay, that's it.



Operator: And once again, if you have a question please press star one.  We'll go to John McGinty with another follow up.



John McGinty:  God, where did those other two guys come from

     Just one clarification -- 700 million in sales in fiscal 01 which was down 15% from fiscal 00 and you're expecting in

     fiscal 02 another did you say 15 to 20% decline

Glen Tellock:  No.  About 15%.



John McGinty:  15, okay.  I want to go back to the recent peak.

     Was it 98 or 99  In other words, at recent peak what was the recent Grove peak on the same businesses they have  I don't know if they're divested anything but, you know, on an

     apples to apples basis where was Grove three or four years ago at the peak



Glen Tellock:  At -- in 98, and that's as far back as we go, they were $870 million.



John McGinty:  And what was the adjusted EBITDA at that point



Glen Tellock:  About 70 million.



John McGinty:  With that being the same about 14 million with depreciation and amortization



Glen Tellock:  That's -- hang on one second, I have -- actually I go back to 97 was EBITDA of about 94 million on 860 million in sales.  98 was 870 million in sales and 67 million of

     EBITDA.  And depreciation and amortization was about 17, 18 million.



John McGinty:  Of the 67

Glen Tellock:  Of the, yeah of the 67 million it was about 19 million.



John McGinty:  19 million.  And then when was this thing LBOed out of, was it Hanson that LBOed it to the people down in_



Glen Tellock:  Yes.  Hanson sold it in 98.



John McGinty:  In 98.  Okay, so the, okay, of the 97.



Glen Tellock:  97 was when Hanson still had it through that

     fiscal year and then it changed over.  In fiscal 98 is when it went to the LBO.



John McGinty:  Okay.  Thanks very much.



Operator: And once again we'll hear from Robert McCarthy.



Robert McCarthy:    I just wanted to get in the last word.  Good

     luck guys.



Man: Thanks Rob.



Operator: And one final reminder, to ask a question press star one now.  And Mr. Khail, it appears there are no further

     questions.  I'll turn the conference back over to you for

     any additional or closing remarks.

Steve Khail:   Thank you everyone for joining us today.  As a

     reminder, if you would like to listen to a replay of today's call please dial area code 719-457-0820 any time from 9 pm

     Eastern time today until 1 am Eastern time March 26 using

     pass code 505702 or visit our web site at www.manitowoc.com.

     Thank you everyone.  Have a good day.



Operator: And that does conclude today's conference call.  Thank you everyone for participating.





                               END



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